EXHIBIT 4.1. English Summary of the Stock Purchase Agreement entered into between Bancolombia S.A., the other shareholders named therein and Stratton Spain S.L. on June 6, 2008.
English summary of the stock purchase agreement entered into by Bancolombia S.A. (“Bancolombia”), Banca de Inversión Bancolombia S.A., Fiduciaria Bancolombia S.A., Compañía Suramericana de Seguros de Vida S.A., Suramericana de Capitalización, Sociedad Administradora de Fondos de Pensiones and Cesantías Protección S.A., as sellers, and Stratton Spain S.L. (“Stratton”), as buyer, dated as of June 6, 2008, the “Agreement”.
1. SALE -PURPOSE
Under the Agreement, Bancolombia sold its direct and indirect stake in Multienlace S.A (“Multienlace”) to Stratton, which represented approximately 98.21% of the stock capital of Multienlace, for the price of Ps 105,882,565 million.
Multienlace provides business process outsourcing and contact center services to corporate clients. Stratton is a Spanish company that is also a shareholder of Action Line Cordoba S.A. (a company based in Argentina), and whose investors are a group led by Eton Park Capital Management.
2. PARTIES:
SELLERS: Bancolombia S.A., Fiduciaria Bancolombia S.A, Banca de Inversion Bancolombia S.A Corporación Financiera, Compañía Suramericana de Seguros de Vida S.A., Suramericana de Capitalización, Sociedad Administradora de Fondos de Pensiones and Cesantías Protección S.A.
BUYER: Stratton Spain, S.L.
2. PRICE:
The purchase price was Ps 107,805,812,500 million to be paid by Stratton, using available funds, as follows: (i) 44.34% of the price on the closing date, and (ii) 55.66% of the price on December 30, 2008 without any interest being accrued on that amount.
Under the Agreement, Bancolombia and its affiliates, were entitled to Ps 105,882,565 million and the remainder of the purchase price was to be paid to Banca de Inversión Bancolombia S.A., Fiduciaria Bancolombia S.A., Compañía Suramericana de Seguros de ida S.A., Suramericana de Capitalización, Sociedad Administradora de Fondos de Pensiones and Cesantías Protección S.A.
3. CONDITIONS PRECEDENT:
On closing the following conditions precedent were met or waived:
Stratton obtained satisfactory feedback from the survey conducted from Multienlaces customers.
Stratton provided a pledge guarantee on the acquired shares of Multienlace in favor of Bancolombia. This guarantee can be replaced by a standby letter of credit issued by an international bank accepted by the sellers.
The representations and warranties given by the Sellers and Buyer were true and correct on the closing date.

4. MAIN OBLIGATIONS:
On the closing date, Sellers were severally obligated to transfer the ownership of approximately 98.21% of the capital stock of Multienlace to Stratton, free and clear from any encumbrances and limitations.
Stratton was obligated to pay, directly or through an affiliate, the purchase price to each of the sellers in the proportions and on the terms provided in the Agreement and to deliver guarantees for such payment.
If any of the Sellers breach its obligation to transfer the shares, Stratton may terminate the Agreement with respect to all Sellers without penalty. Stratton would also be entitled to be paid damages by such breaching Seller.
Stratton will be the holder of the acquired shares and will hold all rights and interests relating to the shares as from the closing date, including the right to receive dividends and any other distribution or payment occurred after the closing date. However, any dividends on the shares declared by Multienlace prior to the closing date but not paid, will be payable to the Sellers, in proportion to their respective holdings in Multienlace. Such dividends will only accrue interest if paid after September 30, 2008, in which case they shall bear interest at a rate of DTF plus 4.5 points on the respective date of payment. If by March 31, 2009, Stratton has not delivered such the dividends and interest accrued to the Sellers, Stratton will be in default under the Agreement.
5. INDEMNIFICATION
The Sellers are required to indemnify Stratton for losses related to contingencies arising prior to the closing date and for any inaccuracy, untrue statement or omission in the representations and warranties given by them, up to a limit of USD 4 million except for losses related to labor claims for which the indemnification cap is USD 11,500,000. The indemnification obligations will survive for three years after June 16, 2008.
Stratton is required to indemnify Sellers for losses arising from any inaccuracy, untrue statement or omission in the representations and warranties given by it, which obligation shall survive for three years after the closing date.